February 12, 2025

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Scepter Holdings, Inc. NV
Amendment No. 3 to Registration Statement on Form 10
Filed January 30, 2025

Dear Ladies and Gentlemen:

Scepter Holdings, Inc. NV (the “Company”) is submitting this letter in response to your comments received on February 10, 2025 with regard to the above referenced filing. The Company is filing Amendment No. 4 to the Registration Statement on Form 10 (the “Amendment”) contemporaneously with this letter. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide.

Amendment No. 3 to Registration Statement on Form 10

Item 1. Business, page 5

1.

We note your revised disclosure in response to prior comment 6. Please revise Item 1 to state, as you do on page F-8, that the “Adapti platform is an AI system that was designed to create a proprietary ‘data fingerprint’ for client products data and even the entire company by utilizing third party AI such as ChatGPT, OpenAI or Google AI tools.”.

Response: The Company has revised its disclosure in the Amendment as requested on Item 1 pages 5.

Statements of Changes in Stockholders’ Deficit, page F-6

2.	We note your response to prior comment 12. Please further clarify why the number of shares of common stock in 2023 did not change as a result of the correction.

Response: The number of shares did change as the balance was adjusted to correct the outstanding shares reported from the transfer agent who had not recorded all of the convertible debt conversions at the transfer agent. The volume of convertible debt conversions also created a rounding error that needed to be corrected which the Company has recorded when tying out to the debt conversions to equity. The correct number of shares are reported in the Company’s equity statement and financial statements.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805-338-1578 or via email at marilu@scepterbrandscom.

Sincerely,

Marilu Brassington

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